SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        COMMISSION  FILE  NUMBER  0-12185


(Check one): [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended December 31, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of the Registrant: UNICORP, INC.

         Former name if applicable: UNICORP, INC. F/K/A AUTO AXZPT. COM, INC.

         Address of principal executive office: 502 NORTH DIVISION STREET,
                                                 CARSON CITY, NEVADA 89703

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10- K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The subject report could not be completed on time due to not having all the necessary information because L. Mychal Jefferson II, the former President and Chief Executive Officer of the Registrant has refused to turnover the records of the registrant to Noel Rodriquez, the recent former President and Chief Executive Officer of the registrant. The registrant has filed its Original Petition and Request for Mandamus Relief, cause no. 2000-06970, in the 113th Judicial District Court, Harris County, Texas. L. Mychal Jefferson II has sent limited information to the registrant's Certified Public Account for audit purposes. The registrant is creating new records. The registrant is filing unaudited financial statements as part of this report dated December 31, 1999.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Louis G. Mehr, telephone number (281) 933 4874.

         (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify the report(s).

                                [   ] Yes [ X ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Form 10-KSB for the fiscal year ended December 31, 1997, and Forms 8-K filed on March 25, 2000.



                                  UNICORP, INC.

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 2000                      By  /s/ Louis G. Mehr
                                          ----------------------------
                                            Louis G. Mehr, President

                                    EXHIBITS


a.     Accountant  Letter.
b.     Unaudited  Financial  Statements  dated  December  31,  1999.



Exhibit A.

                         ALVIN L. DAHL & Associates, PC
                          Certified Public Accountants
                           A Professional Corporation
                          903 N. Bowser Road, Suite 370
                             Richardson, Texas 75081
                                 (972) 664-1527
                               Fax (972) 664-1430


March 15, 2000

Mr. Louis G. Mehr
President
Unicorp, Inc.

RE:  Audit of Unicorp, Inc.

Dear  Mr.  Mehr:

Due to lack of access to the Corporation's books and records, we will be unable to complete an audit of the financial statement for the years ending December 31, 1999 and 1998 respectively, in a timely manner. Previous management did not respond to repeated attempts to obtain access to the records.

Sincerely,


 /s/  Alvin  L.  Dahl
---------------------
Alvin  L.  Dahl,  CPA

Exhibit  B.  Unaudited  financial  statements

UNICORP,  INC.
Balance  Sheet  -  Unaudited
As  of  December  31,  1999


                                                        Dec 31, '99

ASSETS
  Current Assets
    Other Current Assets
      1300 - INVENTORY - ZEOLITE                        10,200,000.00
                                                        -------------
     Total Other Current Assets                         10,200,000.00
                                                        -------------

     Total Current Assets                               10,200,000.00

     Other Assets
          1605 - INVEST - AZ CAPITAL, INC.                 409,860.00
                                                        -------------
     Total Other Assets                                    409,860.00
                                                        -------------

TOTAL ASSETS                                            10,609,860.00
                                                        =============

LIABILITIES & EQUITY
     Liabilities
       Current Liabilities
         Other Current Liabilities
           2050 - ACCOUNTS PAYABLE                          98,395.78
           2060 - DIVIDENDS PAYABLE                        903,833.33
                                                        -------------
         Total Other Current Liabilities                 1,002,229.11
                                                        -------------

         Total Current Liabilities                       1,002,229.11

         Long Term Liabilities
           2601 - NOTE PAYABLE - E.A.I.                    200,000.00
                                                        -------------
         Total Long Term Liabilities                       200,000.00
                                                        -------------

     Total Liabilities                                   1,202,229.11

     Equity
          3000 - PREFERRED STOCK - SERIES A              5,800,000.00
          3050 - COMMON STOCK                              168,086.59
          3060 - COMMON STOCK - CLASS A                      4,200.00
          3101 - ADDITIONAL PAIDIN CAPITAL               7,579,626.41
          3500 - RETAINED EARNINGS                      -3,868,386.33
          Net Income                                      -275,895.78
                                                        -------------
     Total Equity                                        9,407,630.89
                                                        -------------

TOTAL LIABILITIES & EQUITY                              10,609,860.00
                                                        =============


Unaudited
                                  UNICORP, INC.
                           Profit and Loss - Unaudited
                        January  through  December  1999


                                                     Jan - Dec '99
     Ordinary Income/ Expense
       Expense
         6145 - COURT COSTS EXPENSE                         277.00
         6200 - INTEREST EXPENSE                         41,217.78
         6270 - JUDGMENT AND PROFESSIONAL FEES          219,401.00
         6320 - STOCK TRANSFER EXPENSE                   15,000.00
                                                     -------------
       Total Expense                                    275,895.78
                                                     -------------

     Net Ordinary Income                               -275,895.78
                                                     -------------

Net Income                                             -275,895.78
                                                     =============